Exhibit 23.14

Consent of Independent Public Accounting Firm

The Board of Directors

Ventas, Inc.

We consent to the incorporation of our report dated March 10, 2006, except for Note 8, as to which the date is August 24, 2006, with respect to the financial statements of Rancho Vista, LLC as of December 31, 2005 and 2004, and for the three-year period ended December 31, 2005.

/s/ Lavine, Lofgren, Morris & Engelberg, LLP

Lavine, Lofgren, Morris & Engelberg, LLP

La Jolla, California

November 8, 2006